Aquaron Acquisition Corp.
515 Madison Ave. 8th Floor

New York, NY 10022

September 29, 2022

VIA EDGAR & TELECOPY
Todd Schiffman

Division of Corporation Finance

Office of Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Aquaron Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-265217) (the “Registration Statement”)

Dear Mr. Schiffman:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:30 p.m. Eastern time on October 3, 2022, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Very truly yours,

AQUARON ACQUISITION CORP.

By:	/s/ Yi Zhou
Name: Yi Zhou Title: Chief Executive Officer